October 24, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (207) 236-7889

Sean G. Daly
Chief Financial Officer
Camden National Corporation
Two Elm Street
Camden, Maine 04843

Re: Camden National Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 001-13227

Dear Mr. Daly:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                      Sincerely,

                                      John P. Nolan
                                      Accounting Branch Chief